Exhibit 99.3

US Farms, Inc. Announces Record Sales for March 2007
Wednesday April 11, 6:00 am ET

US Farms, Inc. Tops Sales of $1,700,000 Unaudited for Q-1 2007

SAN DIEGO, CA--(MARKET WIRE)--Apr 11, 2007 -- US Farms, Inc. (OTC BB:USFI.OB - News) today announced unaudited consolidated record sales for the month ended March 31, 2007 of approximately $685,466. This total coupled with January and February's unaudited sales figures pushes total sales in excess of $1,700,000 for Q-1 of the 2007 year.

Yan K. Skwara, President of US Farms, Inc., stated, "These March sales figures are in line with our projected sales revenues for the month of March 2007, which were primarily Asparagus produce and Aloe Vera plant and produce sales. For the coming 2nd Quarter and the remainder of the 2007 calendar year, US Farms, Inc. will continue to diversify plant and crop sales to increase future revenue which include the growing and sales of Asparagus, Aloe Vera, Wheatgrass, Cactus, Melons, Tomatoes, Palm Trees and Jade. Management continues to remain confident in hitting our goal of projected revenues in the $12,400,000 plus range for the 2007 year."

About US Farms, Inc.

US Farms, Inc. is a diversified commercial Farming and Nursery company. The company grows, markets and distributes horticultural products through a number of subsidiaries. The horticultural products are sold through supermarkets, home centers, retail merchandisers, garden centers, re-wholesalers, and landscapers throughout the United States and Canada. Through internal growth and strategic acquisitions the company is expanding its market share in its nursery and specialty produce businesses. Currently the company has subsidiaries which provide a full range of products including Aloe Vera, Cactus, Succulents, Jade, Rare and Exotic Palm Trees and Cycads along with produce products that include Aloe Vera, Asparagus, Tomatoes and Wheat grass. In 2007 the company plans to add over 100 specialty niche produce items to it offerings.

For more information on US Farms, Inc., please visit http://www.usfarmsinc.com. US Farms, Inc. is publicly traded on the over-the-counter market under the ticker symbol USFI.

"Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995: This press release contains forward-looking statements that are subject to risk and uncertainties, including, but not limited to, our inability to acquire and or build an ethanol production facility, the impact of competitive products, product demand, market acceptance risks, fluctuations in operating results, political risk and other risks detailed from time to time in US Farms, Inc.'s filings with the Securities and Exchange Commission. These risks could cause US Farms, Inc.'s actual results to differ materially from those expressed in any forward-looking statements made by, or on behalf of, US Farms, Inc.

Contact:

     Contact:

     US Farms, Inc.

     Yan K. Skwara

     President

     Tel: 800-845-9133 or 858-488-7775

     Fax: 858-488-2828

     Stock Services LLC

     Alan Klitenic

     818-334-4469